SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 1, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF 02.570.688/0001 -70
Board of Trade 53 3 0000581 8

INTEREST ON OWN CAPITAL AND COMPLEMENTARY DIVIDEND FOR THE FISCAL YEAR OF 2006

According to Board of Director’s Meeting held on 02/27/2007, Brasil Telecom Participações S.A. (“Company”) informs that the management will submit to the Ordinary General Shareholders’ Meeting of 2007, to be summoned, the declaration of complementary dividends and to impute to the interest on own capital already declared, relative to the fiscal year of 2006, as follows:

Interest on Own Capital amounts declared in the fiscal year of 2006:

Date of Credit	Base Date Of Shareholding Position	Brazilian Ex-Date	Total Appropriated (R$)	Gross Amount Per 1,000 Shares (R$)	Amount Net Of Income Tax Per 1,000 Shares (R$)	Payment Date
06/30/2006	07/10/2006	11/07/2006	185,300,000.00	0.511188752	0.434510439	To be defined
12/29/2006	12/26/2006	12/27/2006	228,100,000.00	0.629261492	0.5434872268	To be defined

The complementary dividend in the amount of R$36,571,066.99 (Thirty six million, five hundred and seventy one thousand, sixty six reais and ninety nine cents of reais), equivalent to R$0.100888927 per 1,000 shares, common or preferred, to be declared referring to the fiscal year of 2006, was calculated based on the net income registered in the fiscal year of 2006.

The shareholders which holds a shareholding position on its declaration date are be entitled to the complementary dividend, in compliance with art. 205 of Law 6,404/76. The proposal for complementary dividend will be submitted by the management for the approval of the Ordinary General Shareholders’ Meeting, to be summoned.

Brazil, Brasília, March 1st, 2007.

Charles Laganá Putz
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.